_____________________
                                                     |    OMB APPROVAL     |
                                                     |_____________________|
                                                     |OMB NUMBER: 3235-0145|
                     UNITED STATES                   |EXPIRES:             |
          SECURITIES AND EXCHANGE COMMISSION         |    NOVEMBER 30, 1999|
                Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                     |BURDEN HOURS         |
                                                     |PER RESPONSE ...14.90|
                                                     |_____________________|

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*


                           TCBY ENTERPRISES, INC.
    -------------------------------------------------------------------
                              (Name of Issuer)


                                COMMON STOCK
    -------------------------------------------------------------------
                      (Title of Class and Securities)


                                 872245105
    -------------------------------------------------------------------
                               (CUSIP Number)


                          Herbert S. Winokur, Jr.
                       Capricorn Investors III, L.P.
                             30 East Elm Street
                        Greenwich, Connecticut 06830
                               (203) 861-6600
    -------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              February 9, 2000
    -------------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)



   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

      CUSIP No.
      ---------------------------------------------------------------------
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Capricorn Investors III, L.P.
           (I.R.S. Identification Number 06-1548536)
      ---------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  ( )
      ---------------------------------------------------------------------
      3.   SEC USE ONLY

      ---------------------------------------------------------------------
      4.   SOURCE OF FUNDS

           See Item 4.
      ---------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
      ---------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
      ---------------------------------------------------------------------
                                    7.   SOLE VOTING POWER

            NUMBER OF               ---------------------------------------
             SHARES                 8.   SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                     11,555,272*
              EACH                  ---------------------------------------
            REPORTING               9.   SOLE DISPOSITIVE POWER
             PERSON
              WITH                  ---------------------------------------
                                    10.  SHARED DISPOSITIVE POWER

                                         11,555,272*
      ---------------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,555,272*
      ---------------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                        (  )

      ---------------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           44.46%
      ---------------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON

           PN
      ---------------------------------------------------------------------

 * Includes 826,940 shares issuable upon exercise of employee stock options.



 ITEM 1.   SECURITY AND ISSUER.

           This statement relates to the common stock, par value $.10 per share (the "Common Stock"), of TCBY Enterprises, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 425 West Capitol Avenue, Suite 1100, Little Rock, Arkansas 72201.

 ITEM 2.   IDENTITY AND BACKGROUND.

           (a), (b), (c) and (f) This Schedule 13D is being filed on behalf of Capricorn Investors III, L.P., a Delaware limited partnership (the "Reporting Person"). The general partner of the Reporting Person is Capricorn Holdings III, LLC, a Delaware limited liability company (the "General Partner"). The sole managing member and executive officer of Capricorn Holdings III, LLC is Herbert S. Winokur, Jr., a citizen of the United States of America (together with the General Partner, the "Related Persons"). Mr. Winokur, individually and through entities controlled by him, owns a majority of the member interest in the General Partner. The principal executive offices of the Reporting Person and the Related Persons are located at 30 East Elm Street, Greenwich, Connecticut 06830.

           The Reporting Person is a private investment partnership. The General Partner is a private investment entity. Mr. Winokur's principal occupation is private investing both as an individual and through various entities, including, but not limited to, the Reporting Person and the General Partner.

           (d) and (e) During the last five years, neither the Reporting Person, nor the Related Persons, nor to the best of the Reporting Person's knowledge, any executive officer or director of the Reporting Person or the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

           The Reporting Person may be deemed to be a beneficial owner of the Common Stock pursuant to the Voting Agreement (described in Item 4), which was entered into as a condition to, and in consideration for, the Reporting Person entering into the Merger Agreement (described in Item 4) and received no other consideration for entering into the Voting Agreement.

 ITEM 4.   PURPOSE OF TRANSACTION.

           In order to induce the Reporting Person to enter into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 9, 2000, among the Reporting Person, CI Merger Co., a wholly-owned subsidiary of the Reporting Person, and the Company, Frank D. Hickingbotham, Herren C. Hickingbotham and F. Todd Hickingbotham (collectively, the "Hickingbotham Family"), stockholders of the Company, entered into a letter agreement, dated as of February 9, 2000 (the "Voting Agreement"), with the Reporting Person. The Voting Agreement relates solely to the vote of the Hickingbotham Family's shares of the Common Stock in favor of the proposed merger of CI Merger Co. with and into the Company as contemplated by the Merger Agreement (the "Merger") at the meeting of the Company's stockholders scheduled to be held in the second quarter of the year 2000.

            The Reporting Person entered into the Voting Agreement for the purpose of facilitating the approval by the stockholders of the Company of the Merger. The Hickingbotham Family has agreed with the Reporting Person to vote (or cause to be voted) all shares of the Common Stock held of record or beneficially owned by the Hickingbotham Family or any of its affiliates: (1) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof, and
 (2) against any approval of any Takeover Proposal (as such term is defined in Section 5.09 of the Merger Agreement). The Hickingbotham Family has also given the Reporting Person a proxy to vote its shares of the Common Stock for the foregoing purposes. The Hickingbotham Family has also agreed not to (i) revoke, amend or otherwise revise such proxy, (ii) take or knowingly fail to take any action that would cause the Company to breach any of its obligations under the Merger Agreement or would otherwise prevent or delay the consummation of the transactions contemplated by the Merger Agreement, or (iii) sell, transfer, pledge or otherwise dispose of any of the shares of the Common Stock beneficially owned by them other than pursuant to the Merger or to a Permitted Transferee (as such term is defined in the Voting Agreement), or agree to do any of the foregoing, except for bona fide pledges to a financial institution.

           The Voting Agreement does not give the Reporting Person the right to elect directors of the Company, amend the term or conditions of the Merger Agreement or enter into any merger on terms or conditions that are different from the terms and conditions set forth in the Merger Agreement.

           The Merger Agreement contemplates that, subject to shareholder approval and other conditions specifically included therein, all shares of the Common Stock, other than shares of the Common Stock held in the treasury of the Company, will be converted into a right to receive $6.00 per share. Following consummation of the Merger, the Company will be a direct or indirect wholly-owned subsidiary of the Reporting Person. The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, a copy of each of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

 ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

           (a) As of the close of business on February 9, 2000, the Reporting Person and the Related Persons beneficially owned, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), 11,555,272 shares of the Common Stock. Such amount includes (i) 10,728,332 shares of the Common Stock of which a member of the Hickingbotham Family (or affiliates of the Hickingbotham Family) is the record owner, but which the Reporting Person may be deemed to be the beneficial owner as a result of the Voting Agreement, and (ii) 826,940 shares of the Common Stock issuable upon exercise of employee stock options of which a member of the Hickingbotham Family (or affiliates of the Hickingbotham Family) is the record owner, but which the Reporting Person may be deemed to be the beneficial owner as a result of the Voting
 Agreement.   Based on 22,896,137 shares of the Common Stock outstanding as of February 9, 2000 and 826,940 shares of the Common Stock issuable upon exercise of employee stock options, the Reporting Person and the Related Persons beneficially own approximately 44.46% of the outstanding shares of the Common Stock.

           (b) Pursuant to the Voting Agreement, the Hickingbotham Family agreed with the Reporting Person that the Hickingbotham Family would, among other things, vote (or cause to be voted) all shares of the Common Stock held of record or beneficially owned by the Hickingbotham Family or any of its affiliates in favor of the Merger and other actions required in furtherance thereof. In addition, the Hickingbotham Family agreed to appoint representatives of the Reporting Person as proxies to vote all capital stock of the Company held of record or beneficially owned by the Hickingbotham Family or any of its subsidiaries in favor of the Merger and the Related Matters. As a result, and based on the fact that the Voting Agreement relates solely to the vote in favor of the Merger and other actions required in furtherance thereof, the Reporting Person shares the power to vote the 10,728,332 shares of the Common Stock and the 826,940 shares of the Common Stock issuable upon exercise of employee stock options, of which the Hickingbotham Family (or affiliates of the Hickingbotham Family) is the record owner, but which the Reporting Person and the Related Persons may be deemed to be the beneficial owner as a result of the Voting Agreement, with the Hickingbotham Family.

           (c) Except as set forth or incorporated by reference herein, neither the Reporting Person, nor the Related Persons, nor, to the best of the Reporting Person's knowledge, any executive, officer or director of the Reporting Person, has effected any transaction in the Common Stock during the past 60 days.

           (d)  Not applicable.

           (e)  Not applicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

           Other than the Voting Agreement, the proxy granted pursuant thereto and the Merger Agreement (described in Item 4), there are no contracts, understandings, or relationships (legal or otherwise) among the persons named in item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 1. Voting Agreement, dated as of February 9, 2000, among Frank D. Hickingbotham, Herren C.
                          Hickingbotham and F. Todd Hickingbotham, CI
                          Merger Co. and Capricorn Investors III, L.P.

           Exhibit 2. Agreement and Plan of Merger, dated as of February 9, 2000, among CI Merger Co., Capricorn Investors III, L.P. and TCBY Enterprises, Inc.




                                 SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 February 22, 2000
                                         CAPRICORN INVESTORS III, L.P.

                                         By:  CAPRICORN HOLDINGS LLC,
                                              its General Partner

                                         By:  /s/ Herbert S. Winokur, Jr.
                                              _____________________________
                                              Name:  Herbert S. Winokur, Jr.
                                              Title: Manager